Exhibit 99.1

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EMPLOYEE BENEFITS—Brought to you by HR at American Tower

May 23, 2003

Stockholders and Board Approve Stock Option Exchange Program

Upon recommendation of the Board of Directors, the stockholders approved the proposed Option Exchange Program for eligible employee option holders at yesterday’s annual meeting. The option exchange program will be voluntary, and eligible option holders can decide whether it is in their best interest to participate. Existing options that are not exchanged will remain outstanding under their original terms. The program is expected to commence in June and complete details will be mailed to the homes of eligible employees and made available online at that time.

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